Exhibit 99.1

Tiziana Life Sciences to Participate in the H.C. Wainwright 25th Annual Global Investment Conference

NEW YORK, September 8, 2023 – Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced that the Company will virtually present and host one-on-one meetings at the H.C. Wainwright 25th Annual Global Investment Conference, being held September 11-13, 2023.

Event:	H.C. Wainwright 25th Annual Global Investment Conference
Date:	Presentation to be accessible on-demand, beginning 7:00 AM EDT, Monday, September 11th, 2023
Format:	Virtual company presentation and 1-on-1 meetings
Registration:	https://journey.ct.events/view/9083a450-c597-41e2-8a02-2ffe070bef75

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery.  Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
+1 646 970 4681
ikoffler@lifesciadvisors.com